NO ACT

PE
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010649

February 19, 2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Received SEC
FEB 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-19-2010

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

Dear Ms. Weber:

This is in response to your letters dated December 23, 2009 and January 21, 2010 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 W. Washington Blvd., Suite 900
Chicago, IL 60661

February 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment, and to report to shareholders regarding the policy. In addition, the proposal states that the policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

There appears to be some basis for your view that Verizon may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may require Verizon to impose restrictions on transferability of shares already issued. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Verizon with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 23, 2009 Related to
the Shareholder Proposal of the International Brotherhood of
Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 23, 2009 (the "December 23 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letter to the Staff dated January 13, 2010 submitted by The Marco Consulting Group on behalf of the Proponent (the "Proponent's Letter") and supplements the December 23 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and by email to The Marco Consulting Group.

I. The Proponent's Letter Concedes that the Proposal, If Implemented, Would Violate Delaware Law.

The Proponent's Letter fails to cite any authority contrary to Verizon's Rule 14a-8(i)(2) argument in the December 23 Letter and quickly concedes, as it must, that the Proposal, if implemented, would violate Delaware law, as addressed in the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated December 22, 2009 (the "Delaware Legal Opinion") and attached as Exhibit B to the December 23 Letter. The Proponent challenges none of the legal conclusions set forth in the Delaware Legal Opinion and has not furnished a legal opinion to refute Verizon's arguments, despite the fact that the Staff has stated that "[s]hareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position." Section G of Staff Legal Bulletin No. 14 (July 13, 2001).

Instead, the Proponent's sole argument is that Verizon should figure out how to take a facially unlawful proposal and implement it in a lawful manner. The Proponent's Letter is explicit in taking this position, as it states: "[i]f Verizon decides it wants to adopt the type of policy in the proposal, the [Proponent] expects Verizon to do it in a manner that is in accord with Delaware state law." The Proponent improperly attempts to shift to Verizon the burden of curing the obvious defects in the Proposal. However, such an argument would reduce Rule 14a-8(i)(2) to a nullity and obligate a company to, in effect, make a non-compliant proposal compliant, even if doing so would be contrary to the plain language of the proposal.

The Proponent's Letter also fails to refute the argument that the Proposal, if implemented, would require Verizon to cause its tax qualified defined contribution savings plans (collectively, the "401(k) Plan") to become disqualified under the Internal Revenue Code and lose their tax-exempt status. Here, the Proponent claims that Verizon has "misread" the Proposal to include the 401(k) Plan. In support of its position, the Proponent states that the Proposal is "specifically limited to 'senior executives' and shares they acquire through 'equity compensation programs'" (page 2). However, the Proponent fails to acknowledge that all Verizon employees, including senior executives, are eligible to, and do in fact, participate in the 401(k) Plan. Moreover, the 401(k) Plan, which provides for matching Verizon contributions pursuant to which additional shares of Verizon stock are credited by the company to employee participants' accounts, clearly constitutes an "equity" compensation program and therefore falls within the plain language of the Proposal.

The Proponent's Letter then attempts to argue that the Proposal simply was not intended to include the 401(k) Plan because "[n]othing in the letter or spirit of the proposal encompasses a 401(k) plan that is a tax-qualified defined contribution savings plan available to employees." However, this argument fails to refute the fact that there is nothing in the Proposal that purports to exclude the 401(k) Plan. On the contrary, the

language in the Proposal broadly covers "equity compensation programs" and there is no indication that this term should be interpreted to exclude Verizon's 401(k) Plan. If the Proposal was intended to cover only certain types of equity compensation programs, then the Proposal easily could have been drafted to state this.

Similarly, the Proponent's Letter fails to refute the argument that Verizon lacks the power or authority to implement the Proposal because it would cause Verizon to violate Delaware law if implemented. The Proponent's Letter again attempts to argue that the absence of certain words from the Proposal, including the words "already-issued stock" or "outstanding option awards," clearly indicates that the Proponent did not intend for the Proposal to encompass such terms or shares. However, the Proponent's Letter again ignores the fact that the plain language of the Proposal applies to all shares acquired through equity compensation programs. The Proponent's reliance on what the Proposal does not state cannot overcome what the Proposal in fact plainly states. As discussed above, if the Proponent intended for the Proposal not to apply to all shares acquired through equity compensation programs, then the Proponent could have drafted a proposal to reflect what the Proponent intended.

II. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal is Impermissibly Vague and Indefinite.

The Proponent's Letter fails to refute Verizon's argument that the Proposal is impermissibly vague and indefinite and does not define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted. To the contrary, rather than respond to the numerous ambiguities and uncertainties identified by Verizon in the December 23 Letter, the Proponent quickly concedes that the Proposal does not address certain key elements of the Proposal, including which persons would be treated as "senior executives," which shares would be subject to the policy and how to address the permissibility of hedging transactions under the policy. Instead, the Proponent contends that the details and implementation of the Proposal should be left to Verizon's Board to determine in its "discretion and judgment." This very acknowledgement serves to highlight the fact that the Proposal is, in fact, vague and indefinite. Moreover, the Proponent again improperly attempts to shift to Verizon the burden of resolving the Proposal's deficiencies and to clarify for shareholders how the Proposal should be interpreted or implemented.

If the Proponent cannot resolve the ambiguities or uncertainties in the Proposal and instead relies on Verizon to implement the Proposal in its "discretion and judgment," then it is clear that shareholders voting on the Proposal would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal would require or how the Verizon Board would implement the Proposal if approved.

III. The Proponent Should Not Be Permitted to Revise the Proposal.

Although we recognize that the Staff will, in limited instances, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal," Verizon believes that the Staff should not grant the Proponent an opportunity to correct the pervasive substantive flaws in its Proposal. Section B.2 of Staff Legal Bulletin No. 14B (September 15, 2004).

As described above and in the December 23 Letter, the Proposal, if implemented, would cause Verizon to violate Delaware law. Once these fatal defects were identified by Verizon, and after recognizing its inability to refute Verizon's arguments, the Proponent now proposes to rewrite the substance of the Proposal by providing that "[t]he policy should be drafted to operate prospectively to future grants of equity-based compensation and employment agreements entered into after the date of the policy's adoption." Such a revision would constitute an inherent change to the Proposal and would result in a proposal that materially differs from the Proposal presented. For these reasons, Verizon requests that the Staff decline to grant the Proponent an opportunity to make the proposed revision because it would materially alter the Proposal as presented.

IV. Conclusion

For the reasons set forth above and in the December 23 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Greg A. Kinczewski
The Marco Consulting Group

Mr. Lindell K. Lee
Trustee, Board of Trustees
International Brotherhood of Electrical Workers Pension Benefit Fund

THE MARCO CONSULTING GROUP



January 13, 2010

By email to shareholderproposals@sec.gov

RECEIVED
2010 JAN 25 AM 11:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting Stockholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the December 23, 2009 letter from Verizon Communications Inc. ("Verizon") which seeks to exclude from Verizon's proxy materials for its 2010 annual meeting the Fund's precatory stockholder proposal ("the proposal") which requests the Board of Directors ("Board") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

Verizon's letter argues that it is entitled to exclude the Fund's stockholder proposal because: (A) Verizon cannot implement it because the proposal would violate Delaware state law and Federal law; (B) Verizon lacks the power and authority to implement the proposal; and (C) the proposal is materially false and misleading

DELAWARE AND FEDERAL LAW

Verizon's letter argues (pages 3-5) that implementation of the proposal would violate Delaware state law by requiring Verizon to restrict the transferability of "already-issued stock" and to breach contracts relating to "outstanding option awards". In fact, there is no mention in the proposal of "already-issued stock" or "outstanding option awards" nor there is any hint that the proposal is to have a retroactive impact. If Verizon decides it wants to adopt the type of policy in the proposal, the Fund expects Verizon to do it in a manner that is in accord with Delaware state law.

If it will help clarify matters, the Fund has no objection to adding this sentence to the Resolved section: "The policy should be drafted to operate prospectively to future grants of equity-based compensation and employment agreements entered into after the date of the policy's adoption."

Verizon's letter also argues (pages 5-6) that implementation of the proposal would result in Verizon's 401(k) plan being disqualified under the Internal Revenue Code and losing its tax exempt status which "would have an adverse impact on employees". This is a complete

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misreading of the proposal. The proposal is specifically limited to "senior executives" and shares they acquire through "equity compensation programs". Nothing in the letter or spirit of the proposal encompasses a 401(k) plan that is a tax-qualified defined contribution savings plan available to employees.

LACKS POWER TO IMPLEMENT

Verizon's letter on page 6 reframes its argument regarding "already-issued stock" and "outstanding option awards" in terms of lacking the power to implement because it would need the executives' consent to impose new restrictions. As noted in the preceding section, there is no mention in the proposal of "already-issued stock" or "outstanding option awards" nor is there any hint that the proposal is to have a retroactive impact. If Verizon decides it wants to adopt the type of policy in the proposal, the Fund expects Verizon to do it in a manner that is in accord with Delaware state law and which would not require the executives' consent.

If it will help clarify matters, the Fund has no objection to adding this sentence to the Resolved section: "The policy should be drafted to operate prospectively to future grants of equity-based compensation and employment agreements entered into after the date of the policy's adoption."

VAGUE AND INDEFINITE

Verizon's letter on pages 8-10 lists a series of terms that it claims the Proposal fails to define adequately and argues that failure makes the Proposal so "inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Verizon's argument confuses the Proposal's delegation of details to Verizon with the measures the precatory Proposal requires. The Fund has no desire to micromanage or handcuff what the Fund is confident would be Verizon's good faith implementation of the clear, concise measures and actions required by the Proposal--the Compensation Committee adopting a policy that requires senior executives to retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment.

The proposal leaves to the good faith discretion and judgment and expertise of the Compensation Committee such details as:

--how many persons would be treated as "senior executives";

--which shares would be subject to the policy;

--how to address the permissibility of hedging transactions which are not sales but reduce the risk of loss to the executive.

CONCLUSION

For the foregoing reasons, the Fund believes that the relief sought in Verizon's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: Mary Louise Weber
Assistant General Counsel
Verizon
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of International Brotherhood of
Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

The Proposal states:

Resolved, that stockholders of Verizon Communications, Inc. ("Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to stockholders regarding

the policy before Company 2011 annual meeting of stockholders. The stockholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(i)(2) because implementation of the Proposal would cause Verizon to violate state and federal law, (2) under Rule 14a-8(i)(6) because Verizon lacks the power to implement the Proposal and (3) under Rule 14a-8(i)(3) because the resolution contained in the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Verizon to Violate State and Federal Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Verizon is incorporated under the laws of the State of Delaware. Implementation of the Proposal would (1) cause Verizon to impose a new transfer restriction on securities held by executives covered by the Proposal (the "covered executives") in violation of the Delaware General Corporation Law (the "DGCL"), (2) cause Verizon to breach existing contracts with covered executives and (3) cause Verizon's 401(k) Plan (as defined below) to become disqualified under the Internal Revenue Code (the "Code") and lose its tax-exempt status.

The covered executives have the opportunity to acquire, and have acquired, shares of Verizon common stock through three types of equity compensation plans:

- The covered executives have received equity awards in the form of stock options, restricted stock units and performance stock units ("equity awards") under various equity compensation plans of Verizon and its predecessor companies (the "Plans").[1] The terms of each equity award are established pursuant to an agreement between Verizon and the recipient (collectively, the

[1] Such Plans include the GTE Corporation 1997 Executive Incentive Plan, the GTE Corporation 1997 Long-Term Incentive Plan, the Verizon Communications 2000 Broad-Based Incentive Plan, the 2001 Verizon Communications Inc. Long-Term Incentive Plan, and the 2009 Verizon Communications Inc. Long-Term Incentive Plan, as amended and restated.

"award agreements"). Verizon has issued common stock to covered executives upon their exercise of equity awards granted to them under the Plans.

- The covered executives have received matching contributions of Verizon common stock under various tax-qualified defined contribution savings plans of Verizon and its predecessor companies (collectively, the "401(k) Plan") for amounts contributed by them pursuant to the 401(k) Plan.

- Certain of the covered executives maintain deferred stock unit accounts in the nonqualified Verizon Income Deferral Plan (the "IDP"), which are payable in shares due to the deferral of Performance Stock Restricted Unit awards that were payable in shares. In addition, until 2004, the IDP permitted eligible employees, including covered executives, to defer receipt of the gain on their outstanding stock option awards into a share gain deferral account. The shares of Verizon common stock accrued in a participant's share gain deferral account under the IDP are eventually distributed to the participant upon their termination of employment.

None of the Plans or the award agreements imposes on the covered executives an obligation to hold any stock acquired upon exercise of an award until two years after termination of employment. Similarly, the IDP does not impose any such holding period requirement on covered executives with respect to shares deferred into the IDP. In addition, as required by the Code, the 401(k) Plan permits all participants, including covered executives, to diversify their accounts by disposing of Verizon common stock and reinvesting in other investment vehicles offered under the 401(k) Plan. As a result, implementation of the Proposal would require Verizon to (i) unilaterally amend the terms of the Plans and the outstanding award agreements to impose the holding period requirement on shares of common stock that may be issued to covered executives upon their exercise of equity awards, (ii) unilaterally amend the terms of the IDP to change the distribution date of the Verizon stock held through such plan, which could have an adverse tax impact on the participants in the IDP under Section 409A of the Code, (iii) unilaterally amend the terms of the 401(k) Plan so as to violate Code requirements for qualification and (iv) unilaterally impose a new restriction on transfer of shares of common stock already issued to the covered executives upon their exercise of equity awards.

A. Implementation of the Proposal Would Require Verizon to Restrict the Transferability of Already-Issued Stock In Violation of Delaware Law.

As more fully described in the legal opinion of Delaware counsel, which is attached hereto as Exhibit B (the "Delaware Law Opinion"), the unilateral imposition of a new transfer restriction on previously issued and currently outstanding shares of stock constitutes a violation of Delaware law. Section 202(b) of the DGCL provides that no restriction "on the transfer ...of securities of a corporation...shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the

securities are parties to an agreement or voted in favor of the restriction." The Staff has regularly acknowledged that a proposal seeking to impose a holding period requirement on stock already issued upon the exercise of previously granted options is beyond a company's power to implement and, if implemented, would violate state law. See *JPMorgan Chase & Co* (March 9, 2009), *Citigroup Inc.* (February 18, 2009) and *NVR, Inc.* (February 17, 2009) where, in each case, the Staff permitted exclusion of a proposal substantially similar to the Proposal. See also *General Electric Company* (January 9, 2008) (proposal to lengthen an existing one-year contractual holding period on already issued option stock would violate state law).

B. Implementation of the Proposal Would Require Verizon to Breach Contracts Relating to Outstanding Option Awards In Violation of Delaware Law.

The unilateral imposition of the Proposal's holding period requirement on shares that may be issued upon the exercise of currently outstanding award agreements constitutes a breach of contract under Delaware law. Under Delaware law, a breach of a contract by a Delaware corporation violates state law. See e.g., *Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946); *Bowers v. Columbia Gen. Corp.*, 336 F. Supp. 609 (D. Del. 1971). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." Williston on Contracts § 63.1 (4th ed. 1999). In the absence of a legal excuse for one party's failure to perform under a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960).

The Staff has regularly concurred with the exclusion under Rule 14a-8(i)(2) of shareholder proposals that would require the company to modify existing contracts in violation of state law. See *Citigroup Inc.* (February 18, 2009), *NVR, Inc.* (February 17, 2009), *Cendant Corporation* (January 16, 2004), *Citigroup Inc.* (February 18, 2003) and *SBC Communications Inc.* (February 7, 2003), in which the Staff concurred with the exclusion of proposals that, if implemented, would require the company to breach existing employment or option agreements. In *SBC Communications Inc.*, the Staff permitted exclusion of a proposal which requested that the board include certain provisions in the company's executive compensation plans, including a requirement that the company impose "[h]olding periods for a substantial portion of shares awarded and earned through stock-related plans." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) because it "may cause SBC to breach existing compensation agreements." See also *Selective Insurance Group, Inc.* (March 24, 2003) (permitting exclusion of proposal that would impose a new condition on the exercise of outstanding stock options – restricting the exercise of stock options or the sale of company stock by senior executives unless the company achieves a certain return on equity); *The Gillette Company* (March 10, 2003) (permitting exclusion of proposal requesting adoption of executive compensation policy that would provide for all future stock option grants to senior executives to be performance-based); *Sensar Corporation* (May 14, 2001) (permitting exclusion of proposal requesting that options

reserved for officers and directors be re-authorized based on terms in the proposal); *Mobil Corporation* (January 29, 1997) (permitting exclusion of proposal requesting that no executives may exercise stock options within six months of the announcement of a significant workforce reduction).

Verizon has previously agreed to the specific terms, provisions and contractual obligations under the Plans and has entered into award agreements with covered executives pursuant to such Plans. Neither the Plans nor the award agreements impose a two-year holding requirement as contemplated under the Proposal. Moreover, neither the Plans nor the award agreements empower Verizon to unilaterally amend the Plans to impose additional terms and conditions if such amendment could adversely affect the participant. For example, the 2001 Verizon Communications Inc. Long-Term Incentive Plan states that "no termination, amendment, or modification of the Plan shall cause, without the consent of the Participant, any previously granted Awards to be forfeited or altered in a way that adversely affects the Participant." In addition, award agreements governed under the Plans similarly prohibit changes to any term, condition or provision of awards. For example, the Performance Stock Unit Agreement prohibits Verizon from changing any term, condition or provision affecting the award if such change would "materially and adversely affect the PSUs or the Participant's legitimate rights thereto." The Proposal, if implemented, would require Verizon to unilaterally amend the Plans and award agreements to impose a two-year holding requirement. Such amendments would be construed as adversely affecting participants and, thus, a breach of contract under Delaware law.

C. *Implementation of the Proposal Would Require Verizon to Cause the 401(k) Plan to Become Disqualified under the Internal Revenue Code and Lose Tax-Exempt Status.*

The Proposal, if implemented, would cause Verizon to unilaterally amend the terms of the 401(k) Plan in a manner that would cause the 401(k) Plan to become disqualified under the Code and lose its tax-exempt status. Such an amendment to the 401(k) Plan and the resulting disqualification would have an adverse impact on employees.

The 401(k) Plan constitutes a tax-qualified defined contribution savings plan under the Code pursuant to which shares of Verizon stock are allocated to participants' accounts. Shares of Verizon stock are allocated to participants' accounts based on their individual investment decisions as well as matching contributions provided by Verizon under the 401(k) Plan. As required by the Code, participants have the right from time to time to change the investment of amounts allocated to their stock accounts among the various other investment funds offered under the 401(k) Plan.

Applicable provisions of the Code require that participants be given the opportunity to diversify their own contributions out of employer stock and into other investment funds and, for participants with at least 3 years of service, the opportunity to

diversify out of employer stock received as matching contributions. As a result, changing the 401(k) Plan to impose a requirement that participants hold Verizon stock for two years after separation from service will violate applicable provisions of the Code and would result in disqualification of the 401(k) Plan as a tax-qualified plan. Accordingly, implementation of the Proposal would cause Verizon to violate federal law.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Verizon Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. As discussed above and in the Delaware Law Opinion, Section 202(b) of the DGCL requires consent from a stockholder to impose transfer restrictions on outstanding shares. Because Verizon does not have the ability to require covered executives who own shares acquired upon the exercise of previously granted equity awards to consent to the Proposal's holding requirements, it lacks the power to implement the Proposal. Verizon also lacks the power to implement the Proposal because it would require Verizon to breach existing contracts in violation of Delaware law. In Section E of the Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB No. 14B"), the Staff notes: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9.

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.1 of SLB No. 14B.

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive

compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *PepsiCo, Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation for the executives ... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corporation* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy ... after losing a considerable amount of money" because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal requests that the Board adopt a policy requiring that "senior executives" retain a "significant percentage" of shares "acquired through equity compensation programs" until two years following termination of employment. The Proposal also stipulates that the policy "should address the permissibility" of transactions such as hedging transactions. The ambiguities and uncertainties presented by the Proposal include the following:

- <u>It is impossible to determine with any certainty to *whom* the holding period requirement would apply</u>. The Proposal fails to define the term "senior executives." Depending on how one interprets the meaning of "senior executives," the Proposal could apply to as many as 336 Verizon senior managers or 17 elected Verizon officers or as few as the five Verizon officers who are "named executive officers" under the Commission's proxy disclosure rules.

- <u>It is impossible to determine with any certainty *which* of the shares owned by a senior executive would be subject to the holding period requirement</u>. The Proposal stipulates that the holding period requirement should apply to a

"significant percentage" of shares acquired by senior executives through equity compensation programs. The Proposal suggests that a "significant percentage" would be at least 75% of "net after-tax shares." However, the Proposal fails to provide any guidance whatsoever as to *which* shares would be subject to the policy. The ambiguities and uncertainties inherent in the Proposal result from the fact that it is not possible to determine from the Proposal whether the following shares should or should not be included among those subject to the Proposal's restrictions:

- shares acquired by an employee pursuant to an option granted and exercised before he or she became a senior executive;

- shares acquired by a person who was not a senior executive at the time an option was granted, but who was a senior executive at the time of exercise; or

- shares acquired pursuant to the exercise of an option by a person who was a senior executive at the time of grant, but was no longer a senior executive at the time of exercise.

Reasonable arguments could be made that each type of shares described above should and should not be subject to the policy requested by the Proposal.

The uncertainty surrounding the Proposal is exacerbated by the fact that it fails to provide any guidance as to what constitutes an "equity compensation program." It is not clear whether an arrangement available to all employees pursuant to which shares are deposited in employees' qualified savings plan accounts pursuant to a company match is intended to be an "equity compensation program" under the Proposal. Likewise, it is not clear whether an arrangement available to a group of employees, including senior executives, to make deposits of shares pursuant to a company match in the employees' non-qualified income deferral accounts is intended to be an "equity compensation program" under the Proposal. As a result of the multitude of possible interpretations of *which* shares could be subject to the holding requirement, neither the stockholders in voting on the Proposal nor the Verizon Board in implementing the Proposal (if adopted) can know with any reasonable certainty how the policy would operate.

- It is impossible to determine with any certainty whether the Proposal intends for the policy to permit or prohibit hedging transactions. The resolution contained in the Proposal provides that the policy should "address the permissibility of transactions such as hedging transactions." Neither the resolution nor the supporting statement gives any indication whether the policy should permit or prohibit hedging transactions, and there is no single answer to that question. As a result, shareholders cannot know what they are being asked to approve, and if

shareholders voted to adopt the Proposal, the Board would not know how to implement it.

Verizon believes that the ambiguities inherent in the Proposal are more pervasive than the ambiguities presented by the proposals in two recent instances where the Staff did not concur with exclusion under Rule 14a-8(i)(3) of proposals seeking adoption of a similar stock retention policy. *JPMorgan Chase & Co.* (March 9, 2009); *NVR, Inc.* (February 17, 2009). Unlike the Proposal, the proposals in *JPMorgan Chase & Co.* and *NVR, Inc.* limited the application of the stock retention policy to "Named Executive Officers" (whereas the Proposal applies to "senior executives") and explicitly excluded shares acquired pursuant to "tax deferred retirement plans" (whereas the Proposal refers to all "equity compensation programs"). In addition, those proposals clearly indicated that the policy should prohibit hedging transactions (whereas the Proposal provides no such guidance but instead refers to "permissibility" of hedging transactions). The Proposal fails to provide any guidance as to these components that are critical to application of the requested policy and is therefore distinguishable from the proposals in the foregoing instances. As a result, any action ultimately taken by Verizon upon implementation could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, Verizon believes that exclusion of the Proposal under Rule 14a-8(i)(3) is justified.

In addition, the Proposal fails to disclose material facts that are necessary in order to make the Proposal not materially false and misleading. As discussed in Sections II.B. and II.C., the Proposal, if implemented, would cause Verizon to unilaterally amend the terms of agreements with covered executives causing Verizon to breach those agreements and to become liable for damages and to unilaterally amend the terms of the 401(k) Plan in a manner that would cause the 401(k) Plan to become disqualified under the Code and lose its tax-exempt status. The Proposal makes no mention of these issues and the failure of the Proposal to do so is so significant as to deprive shareholders of vital information regarding the Proposal. Accordingly, the omission of any discussion of the legal and practical implications of implementing the Proposal is materially false and misleading to shareholders.

V. Conclusion.

For the reasons set forth above, Verizon believes that the Proposal may be omitted from its 2010 proxy materials under Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8 (i)(3). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 728-7676.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Lindell K. Lee
Trustee, Board of Trustees
International Brotherhood of Electrical Workers Pension Benefit Fund

EXHIBIT "A"



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000

November 19, 2009

VIA OVERNIGHT MAIL

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Assistant Corporate Secretary:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications, Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2010.

The proposal relates to **"Holding Equity Into Retirement"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communications, Inc. common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2010 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee

Lindell K. Lee
Trustee

LKL:daw
Enclosure

Form 972

Resolved, that stockholders of Verizon Communications, Inc. ("Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to stockholders regarding the policy before Company 2011 annual meeting of stockholders. The stockholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Company.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Company long-term success and would better align their interests with those of Company stockholders. In the context of the current financial climate, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by a commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

The Company has established stock ownership guidelines requiring named executive officers and other executives to maintain certain stock ownership levels. The guidelines for the Chief Executive Officer ("CEO") is share ownership equal to at least five times base salary and for the other named executive officers, is equal to at least four times their base salaries.

We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge stockholders to vote for this proposal.

EXHIBIT "B"

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 22, 2009

Verizon Communications Inc.
140 West Street
New York, NY 10007

Re: Verizon Communications Inc. 2010 Annual Meeting; Stockholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a proposal (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Stockholder") to Verizon Communications Inc., a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2010 annual meeting of stockholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on February 22, 2006 and as currently in effect (the "Charter");

(b) the Bylaws of the Company, as currently in effect;

(c) the Verizon Communications 2000 Broad-Based Incentive Plan, adopted August 7, 2000 (the "2000 BBIP");

(d) the Verizon Communications Long-Term Incentive Plan, effective April 25, 2001 (the "2001 LTIP");

(e) the Verizon Communications Inc. Long-Term Incentive Plan, effective May 7, 2009 (the "2009 LTIP"); and

(f) the Proposal, submitted to the Company via overnight mail on November 19, 2009, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware. The opinions expressed herein are based on the Delaware General Corporation Law ("DGCL") and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

We understand, and for purposes of our opinions we have assumed, the relevant facts to be as follows:

The Company has awarded shares of the Company's stock to one or more senior executives under one or more of the 2000 BBIP, the 2001 LTIP and the 2009 LTIP, and one or more senior executives currently hold shares of the Company's stock awarded to them under these plans.

On November 19, 2009, the Stockholder submitted the Proposal. The Proposal reads as follows:

> Resolved, that stockholders of Verizon Communications, Inc. ("Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to stockholders regarding the policy before Company

> [*sic*] 2011 annual meeting of stockholders. The stockholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

<u>Analysis</u>

1. Implementation Of The Proposal Would Purport To Impose By Board Policy A Restriction On Transfer Of Stock Within The Meaning Of Section 202 Of The DGCL.

If implemented, the Proposal would require the Compensation Committee of the Board of Directors of the Company to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment.

Such a policy would prevent senior executives from disposing of at least some of their shares of stock for a period of time. A provision which prevents or establishes preconditions for dispositions by stockholders of their stock is a transfer restriction within the meaning of section 202 of the DGCL. *Leonard Loventhal Acount v. Hilton Hotels Corp.*, C.A. No. 17803, 2000 WL 1528909, at *7 (Del. Ch. Oct. 10, 2000), *aff'd*, 780 A.2d 245 (Del. 2001).

2. Restrictions On Transfer Of Stock May Not Be Imposed By Board Policy.

Section 202 of the DGCL addresses restrictions on transfer and ownership of securities and the validity of such restrictions. 8 *Del. C.* § 202. As used in Section 202, "security" includes "stock". *Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 591 F. Supp. 506 (D. Del. 1981); Ernest L. Folk, III, *The Delaware General Corporation Law*, at 197 (1972).

Under Subsection (a) of Section 202, a restriction on transfer of a security of a corporation is effective if, in addition to satisfaction of other requirements, it is permitted by Section 202. 8 *Del. C.* § 202(a); *Capital Group Companies v. Armour*, C.A. No. 422, 2005 WL 678564, at *5 (Del. Ch. Mar. 15, 2005) (Section 202 "sets forth the requirements for a valid restriction on the transfer of securities").

Subsection (b) of Section 202 identifies the permissible methods for imposition of a restriction on transfer. Under Subsection (b), a restriction on transfer of a security of a corporation may be imposed by "the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation." 8 *Del. C.* § 202(b). Section 202(b) does not authorize the imposition of restrictions on transfer by board policy. Accordingly, implementation of the Proposal would violate the DGCL by purporting to create a transfer restriction by a method that is not authorized by Subsection (b) and therefore is not valid under Subsection (a).

3. Restrictions On Transfer Of Stock May Not Be Imposed Retroactively Without The Consent Of The Holder.

Implementation of the Proposal would violate the DGCL in another respect.

Section 202(b) of the DGCL provides that "[n]o restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction." 8 *Del. C.* § 202(b). Thus, a restriction on transfer is not valid if it purports to affect securities issued before its adoption without the consent of the holder. *B&H Warehouse, Inc. v. Atlas Van Lines, Inc.*, 490 F.2d 818, 825-27 (5th Cir. 1974); *Joseph E. Seagram & Sons, Inc.*, 519 F. Supp. at 513.

As set forth above, shares of the Company's stock have been issued to and are held by senior executives of the Company. As set forth in the Proposal, the restrictions purportedly established by the board policy would apply to all senior executives regardless of whether a particular senior executive agreed to or voted in favor of the restriction. Thus, even assuming that adoption of a board policy were a valid method for imposition of a restriction on transfer, a board policy that purported to restrict a senior executive from disposing of shares of the Company's stock issued prior to adoption of the board policy would be invalid under Section 202(b).

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal would violate Delaware law, and that a Delaware court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated,

quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP